

Exhibit 6 – Conflicts of Interest Types

Form NRSRO – Annual Certification
March 2025

Morningstar DBRS has the following types of conflicts of interest relating to the issuance of credit ratings:

1. Morningstar DBRS is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. Morningstar DBRS is paid by obligors or their investors to determine credit ratings of the obligors.

3. Morningstar DBRS is paid by issuers, sponsors, or underwriters to determine credit ratings with respect to securities or money market instruments issued by asset pools or as part of asset-backed or mortgage-backed securities transactions that they arrange, sponsor or underwrite.

4. Morningstar DBRS is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid (or whose affiliates have paid) Morningstar DBRS to determine a credit rating.

5. Morningstar DBRS is paid by persons for subscriptions to receive or access the credit ratings of Morningstar DBRS and/or for other services offered by Morningstar DBRS where such persons may use the credit ratings of Morningstar DBRS to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6. Morningstar DBRS is paid by persons for subscriptions to receive or access the credit ratings of Morningstar DBRS and/or for other services offered by Morningstar DBRS where such persons also may own investments or have entered into transactions that could be favorably or adversely affected by a credit rating issued by Morningstar DBRS.

7. Morningstar DBRS allows persons within Morningstar DBRS to directly own certain securities or money market instruments of, or have other direct ownership interests in, issuers or obligors subject to a credit rating determined by Morningstar DBRS, provided that such persons within Morningstar DBRS do not participate in determining or approving the credit rating.

8. Morningstar DBRS allows persons within Morningstar DBRS to have business and other relationships that are more than arm's-length, ordinary-course business relationships with obligors or issuers subject to a credit rating determined by Morningstar DBRS.



9. Morningstar DBRS determines credit ratings of issuers or obligors that may be controlled by a significant shareholder of Morningstar, Inc. (i.e., holding 5% or more of its outstanding common stock), provided that no such rated entity is a person associated with Morningstar DBRS.

10. Members of the Morningstar DBRS Executive Leadership Team may engage in discussions with Morningstar, Inc. and/or its affiliates on general business matters that also could relate to an obligor or issuer subject to a credit rating determined by Morningstar DBRS.